BB 3/11

04003487

NITED STATES
D EXCHANGE COMMISSION
ngton, D.C. 20549

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|---|---|
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CM 3-22

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 52780 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Online Brokerage Services, Inc.
Formerly Global Tradz, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

103 N. River Rd.
(No. and Street)

| Waterville | OH | 43566 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Overy (419) 878-1900
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mira + Kolena, Ltd.
(Name – *if individual, state last, first, middle name*)

| 4841 Monroe St., Suite 350 | Toledo | OH | 43623 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2004 WASH. D.C. 181

PROCESSED MAR 29 2004 THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Kevin Overy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Online Brokerage Services, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNY HILLS
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 01-21-08

Jenny Hills Kraus
(Jenny Hills) February 27, 2004
Notary Public

Kevin Overy Signature

Vice President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Online Brokerage Services, Inc.**
**(formerly Global Tradz, Inc.)**

**Financial Statements**
**and Supplemental Information**

**For the Year Ended December 31, 2003**

## Table of Contents

MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute of Certified Public Accountants

Ohio Society of Certified Public Accountants

## INDEPENDENT AUDITORS' REPORT

Board of Directors
Online Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of Online Brokerage Services, Inc. (formerly Global Tradz, Inc.) as of December 31, 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Online Brokerage Services, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered losses from operations, has not yet reached monthly profitability, does not have a credit facility and is in the process of raising additional capital. These and other conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 1. The financial statements do include any adjustments that might result from the outcome of these uncertainties.

MIRA+KOLENA

Certified Public Accountants & Consultants

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Mira + Kolena, Ltd.

Toledo, Ohio
February 19, 2004

**Online Brokerage Services, Inc.**

**Statement of Financial Condition**

**December 31, 2003**

| | |
|---|---|
| **Assets** | |
| Current assets: | |
| Cash | $ 40,598 |
| Accounts receivable: | |
| Clearing organizations | 246,618 |
| Registered representative, net of allowance for doubtful accounts of $10,000 | 4,498 |
| | 251,116 |
| Prepaid expenses | 38,387 |
| Total current assets | 330,101 |
| Property and equipment: | |
| Equipment and software | 138,585 |
| Less accumulated depreciation | 79,858 |
| Net property and equipment | 58,727 |
| Other assets - deposits: | |
| Clearing organizations | 105,000 |
| Other | 9,000 |
| | 114,000 |
| Total assets | $ 502,828 |
| **Liabilities and Stockholders' Equity** | |
| Current liabilities: | |
| Accounts payable | $ 15,866 |
| Note payable | 16,081 |
| Accrued liabilities: | |
| Payroll and commissions | 186,506 |
| 401(k) contributions and payroll withholdings | 8,961 |
| Other | 17,487 |
| | 212,954 |
| Total current liabilities | 244,901 |
| Stockholders' equity: | |
| Common stock, no par value; 100,000 shares authorized, 60,860 shares issued and outstanding | 2,604,946 |
| Deficit | (2,347,019) |
| Total stockholders' equity | 257,927 |
| Total liabilities and stockholders' equity | $ 502,828 |

See accompanying notes to financial statements.

## Online Brokerage Services, Inc.

## Statement of Operations

## Year Ended December 31, 2003

| | |
|---|---|
| **Revenues:** | |
| Commissions | $ 1,666,066 |
| Rental income | 35,733 |
| Interest | 776 |
| Total revenues | 1,702,575 |
| **Expenses:** | |
| Commissions | 881,884 |
| Salaries and wages | 478,550 |
| Clearing charges | 302,834 |
| Advertising | 229,542 |
| Data charges | 151,936 |
| Rent | 72,143 |
| Professional fees | 62,407 |
| Telephone | 58,359 |
| Payroll taxes | 39,476 |
| Computer | 31,771 |
| Employee benefits | 29,320 |
| Exchange fees | 26,934 |
| Depreciation | 24,092 |
| Licenses | 22,719 |
| Memberships | 19,922 |
| Office supplies | 14,087 |
| State and local | 13,821 |
| Travel and entertainment | 13,790 |
| Postage and delivery | 11,206 |
| Utilities | 10,786 |
| Maintenance | 4,544 |
| Insurance | 4,106 |
| Outside services | 2,695 |
| Interest | 1,138 |
| Miscellaneous | 12,596 |
| Total expenses | 2,520,658 |
| **Net loss** | $ (818,083) |

See accompanying notes to financial statements.

**Online Brokerage Services, Inc.**

**Statement of Cash Flows**

**Year Ended December 31, 2003**

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net loss | $ (818,083) |
| Adjustments to reconcile net loss to net cash flows used in operating activities: | |
| Depreciation | 24,092 |
| Changes in assets and liabilities: | |
| Accounts receivable | (193,453) |
| Prepaid expenses | (24,151) |
| Deposits and other assets | (35,000) |
| Accounts payable | (10,302) |
| Accrued liabilities | 190,066 |
| Net cash used in operating activities | (866,831) |
| **Cash flows from investing activities:** | |
| Capital expenditures | (32,652) |
| Net cash used in investing activities | (32,652) |
| **Cash flows from financing activities:** | |
| Proceeds from sale of common stock | 884,446 |
| Proceeds from long-term debt | 47,270 |
| Payments on long-term debt and capital leases | (45,497) |
| Net cash provided by financing activities | 886,219 |
| Net decrease in cash | (13,264) |
| Cash at beginning of year | 53,862 |
| Cash at end of year | $ 40,598 |
| **Supplemental cash flow disclosure:** | |
| Cash paid during the period for interest | $ 1,383 |
| Non-cash financing and investing transactions: | |
| Premiums financed under note payable | $ 47,250 |

See accompanying notes to financial statements.

**Online Brokerage Services, Inc.**

**Statement of Changes in Stockholders' Equity**

**Year Ended December 31, 2003**

| | Common Stock | Deficit | Total |
|---|---|---|---|
| Balance at December 31, 2002 | $1,720,500 | $ (1,528,936) | $ 191,564 |
| Proceeds from sale of common stock | 884,446 | | 884,446 |
| Net loss | | (818,083) | (818,083) |
| Balance at December 31, 2003 | $2,604,946 | $ (2,347,019) | $ 257,927 |

See accompanying notes to financial statements.

## 1. Summary of Significant Accounting Policies

### Nature of Business and Ownership

Online Brokerage Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and National Association of Securities Dealers. In April 2003, the Company changed its name from Global Tradz, Inc. to Online Brokerage Services, Inc. The Company does not hold customer securities as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker. The Company's customer base is located primarily in Ohio, although it is expanding nationwide with increased marketing efforts.

### Basis of Presentation and Going Concern

As shown in the accompanying financial statements, the Company incurred a loss of $818,083 for the year ended December 31, 2003. The Company has only working capital of $85,200 at December 31, 2003, does not have a credit facility, has not achieved monthly profitability and is in the process of raising additional capital for operations. These factors raise substantial doubt about the Company's ability to continue as a going concern at December 31, 2003. Management has developed a plan to increase revenue, achieve profitable operations and is in the process of obtaining investors to provide additional capital. The Company has increased revenue over the past year, expanded into new markets and has certain proprietary intellectual property which is not valued in the accompanying balance sheet. The Company has recently initiated a $1,500,000 stock offering (see Note 6). The ability of the Company to continue as a going concern is dependent on the success of the stock offering and the plan. These financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

### Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used as a basis for these financial statements.

### Revenue Recognition

The clearing broker records customer securities transactions and the Company records the related commission revenue and expense and related clearing charges on a settlement date basis, which is not materially different than if recorded on a trade date basis. Investment advisory fees are received quarterly but are recognized as revenue when earned.

## 1. Summary of Significant Accounting Policies - continued

### Property and Equipment

Property and equipment is carried at cost. Depreciation of property and equipment, which includes amortization of capital leases, is computed using accelerated methods over the estimated useful lives of the assets which range from 3 to 7 years.

### Advertising Costs

The Company expenses advertising costs as they are incurred which amounted to $229,542 for the year ended December 31, 2003.

## 2. Clearing Arrangements

The Company has entered into fully-disclosed clearing arrangements with Computer Clearing Services, Inc. ("CCS"), PAX Clearing Corporation ("PAX"), REFCO, LLC ("REFCO") and Fiserv Securities, Inc. ("FISERV"), whereby various customer accounts are cleared and carried by these clearing organizations. The agreements call for the Company to maintain deposit balances in accounts maintained by CCS, PAX and FISERV of $45,000, $25,000 and $35,000, respectively. At December 31, 2003, the Company had $105,000 cash deposits in various accounts to satisfy this requirement and is included in deposits with clearing organizations in the statement of financial condition. The agreement with CCS is effective through June 2004 unless terminated by either party with 60 days notice. The PAX and REFCO agreements are indefinite unless terminated by either party with 30 days notice. The FISERV agreement is effective through February 2006 with certain renewal and termination provisions. Under this agreement, the Company is required to maintain a specified amount of net capital and is obligated to pay a monthly minimum clearing charge.

## 3. Income Taxes

The federal income tax provision differs from the amount computed under the statutory rates due principally to certain expenses which are not deductible for federal income tax purposes and the valuation allowance related to deferred tax assets. Deferred income taxes are recorded using the asset and liability approach to recognize assets and liabilities for expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. At December 31, 2003, deferred income taxes are related to the following:

### 3. Income Taxes - continued

| | |
|---|---|
| Deferred income tax assets: | |
| Net operating loss carryforwards | $ 350,000 |
| Organization costs | 1,500 |
| Total deferred income tax assets | 351,500 |
| Valuation allowance | (351,500) |
| Net deferred income tax asset | $ - |

At December 31, 2003, the Company has net operating loss carryforwards of approximately $2,340,000 which expire through the year 2023. However, since the ultimate realization of net deferred income tax assets is dependent upon the generation of future taxable income, among other things, net deferred tax assets have been reduced by a valuation allowance of $351,500 at December 31, 2003. The valuation allowance increased by $121,000 in 2003 to offset an equivalent deferred tax benefit related to the net operating loss carryforward.

### 4. Related Party Transactions

The Company leases office space under a noncancelable operating lease from a company affiliated through common ownership. Total rent expense under this lease was approximately $63,000 for the year ended December 31, 2003. At December 31, 2003 minimum rental commitments under this long term lease are $104,137 and are due as follows: 2004 - $63,307 and 2005 - $40,830. In addition, the Company uses certain equipment and software that is owned by an affiliated company without charge.

### 5. Capital Leases

The Company leases office equipment and computers under noncancelable leases classified as capital leases in property and equipment. Property and equipment includes cost of $44,861 and accumulated depreciation of $32,219 at December 31, 2003 related to these leases. These rental commitments were retired in 2003.

### 6. Common Stock

During 2003, the Company offered for sale 30 units for $100,000 per unit, or a total of $3,000,000, under a Private Placement Memorandum (dated January 23, 2003). Each unit represented 1,133 shares ($88.26 per share) of common stock. Investment banking, legal, accounting and other expenses of this offering were netted against the proceeds of the offering. At December 31, 2003, there are 60,860 shares outstanding and $2,604,946 of common stock sold. This offering terminates on December 31, 2003. Upon subscription, each shareholder entered into a Stock Restriction Agreement which has certain transfer restrictions, including the prohibition of transfer for nine months following the purchase of the shares and provides that the shares of common stock must be offered to the Company and then to

## 6. Common Stock - continued

existing shareholders prior to any sale to a party outside the existing shareholder group. The Agreement provides that the Company or the existing shareholders have the option to purchase common stock at the offer price of the selling shareholder for cash or payable over four years with interest at 8%. In May 2002 and August 2003, the State of Ohio approved a portion of this stock offering for a State of Ohio tax credit equal to 25% of the amount invested for qualified investors under the Technology Investment Tax Credit Program. Previously, the Company has sold 46,880 shares of common stock under prior Private Placement Memorandums which had different terms, prices and conditions.

In January 2004, the Company is offering for sale 15 units for $100,000 per unit, or a total of $1,500,000, under a Private Placement Memorandum (dated January 1, 2004). Each unit represents 2,266 shares of common stock ($44.13 per share) with a maximum of 34,000 shares being sold. Similar to previous offerings, expenses of the offering will be netted against the proceeds and investors will be required to sign the Stock Restriction Agreement. In addition, a 5% commission will be paid to any affiliated party of the Company who solicits an investor. This offering is also qualified under the Technology Investment Tax Credit Program through August 2004. In January 2004, the Company has raised $75,000 under this offering.

In connection with the above offerings, certain information was inadvertently omitted from the offering documents. The Company is in the process of remedying the situation by preparing an addendum to the offering disclosing the appropriate officer compensation and affiliated company transactions. This addendum will become part of the offering documents prospectively and will also be provided to all previous investors. Management believes that the Company does not have any liability as a result of this matter.

## 7. 401(k) Plan

The Company has a 401(k) Plan which covers all employees who meet eligibility requirements. The Plan provides for a matching Company contribution up to a maximum amount of 3% of an employee's compensation. The Company contributed approximately $9,000 to the plan for the year ended December 31, 2003.

## 8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 at December 31, 2003 and requires that the ratio of aggregate indebtedness to net capital, as defined under the above regulation, shall not exceed 15 to 1. The Company had net capital of $126,992 and an aggregate indebtedness ratio of 1.93 to 1 at December 31, 2003.

# SUPPLEMENTAL INFORMATION

**Online Brokerage Services, Inc.**

**Computation of Net Capital**
**Under Rule 15c3-1 of the Securities and Exchange Commission**

**Year Ended December 31, 2003**

**(See Independent Auditors' Report)**

| | |
|---|---|
| Net capital: | |
| Total stockholders' equity | $ 257,927 |
| Deductions of nonallowable assets: | |
| Prepaid expenses | 38,387 |
| Other unsecured receivables | 24,821 |
| Other assets | 9,000 |
| Net property and equipment | 58,727 |
| Total deductions | 130,935 |
| Net capital | $ 126,992 |
| Aggregate indebtedness | $ 244,901 |
| Computation of basic net capital - minimum net capital required | $ 50,000 |
| Excess net capital | $ 76,992 |
| Ratio - aggregate indebtedness to net capital | 1.93 to 1 |
| Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31): | |
| Net capital as reported in Company's Part II (unaudited) | $ 163,436 |
| Increase in accounts receivable | 599 |
| Increase in accounts payable | (15,086) |
| Increase in accrued liabilities | (12,865) |
| Additional depreciation expense | (9,092) |
| Net capital per above | $ 126,992 |

**Online Brokerage Services, Inc.**

**Computation For Determination of**
**Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission**

**December 31, 2003**

**(See Independent Auditors' Report)**

Online Brokerage Services, Inc. claims exemption from Rule 15c3-3 pursuant to subparagraph (k)(2)(ii) because the Company does not carry customer accounts as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker.

MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute of Certified Public Accountants

Ohio Society of Certified Public Accountants

**INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL**

Board of Directors
Online Brokerage Services, Inc.

In planning and performing our audit of the financial statements of Online Brokerage Services, Inc. (formerly Global Tradz, Inc.) for the for the year ended December 31, 2003, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Online Brokerage Services, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodian functions related to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

The report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not and should not be used for any other purpose.

Mira & Kolena, Ltd

Toledo, Ohio
February 19, 2004